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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Isonics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   464895 10 1
             -----------------------------------------------------
                                 (CUSIP Number)

                              Brantley J. Halstead
               5906 McIntyre Street, Golden, CO 80403 303-279-7900
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 22, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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SCHEDULE 13D
CUSIP No.  464895 10 1                                               Page 3 of 6
--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Boris Rubizhevsky, SS# ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO  ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
NUMBER OF   /  7  /     SOLE VOTING POWER
SHARES                  1,775,730 shares
BENEFICIALLY      --------------------------------------------------------------
OWNED BY    /  8  /     SHARED VOTING POWER
EACH                    -0-
REPORTING         --------------------------------------------------------------
PERSON      /  9  /     SOLE DISPOSITIVE POWER
WITH                    1,775,730 shares
                  --------------------------------------------------------------
            / 10  /     SHARED DISPOSITIVE POWER
                        -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                  1,923,293 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  28.5%

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SCHEDULE 13D
CUSIP No.  464895 10 1                                               Page 4 of 6
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
                  IN


ITEM 1. SECURITY AND ISSUER

     This Statement relates to the Common Stock (the "Shares") of Isonics Corporation , a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 5906 McIntyre Street, Golden, CO 80403.

ITEM 2. IDENTITY AND BACKGROUND

     The identity and business address of the reporting person is Boris Rubizhevsky, 5906 McIntyre Street, Golden, CO 80403.

     The reporting person is Senior Vice President and a Director of the Company.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The citizenship of the reporting person is the USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The reporting person beneficially holds 1,922,293 shares of Common Stock of Isonics Corporation as follows:

--------------------------------------------------------------------------------
SECURITIES                  AMOUNT/SOURCE OF FUNDS
options to acquire 22,500   The options were granted by the Board of Directors
shares of common stock      in connection with the reporting person volunteering
                            to defer salary in March and April 1999.
--------------------------------------------------------------------------------
33,333 shares of common     The warrants were purchased by the reporting person
stock underlying warrants   with personal funds in a second private placement in
                            July 1999.
--------------------------------------------------------------------------------
91,730 shares of common     The reporting person's wife purchased the shares for
held by the reporting       $50,000 in stock personal funds in prior to
person's wife               September 22, 1997.
--------------------------------------------------------------------------------

SCHEDULE 13D
CUSIP No.  464895 10 1                                               Page 5 of 6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1,775,730 shares of         The reporting person purchased these shares with
common stock                personal funds prior to September 22, 1997.(1)
--------------------------------------------------------------------------------
1,000 shares of common      The reporting person sold 1,000 shares in March
stock                       2000.

--------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION

--------------------------------------------------------------------------------
SECURITIES                  TRANSACTION
--------------------------------------------------------------------------------
options to acquire 22,500   The reporting person acquired these shares for
shares of common stock      investment purposes.
--------------------------------------------------------------------------------
33,333 shares of common     The person acquired these shares for investment
stock underlying warrants   purposes.
--------------------------------------------------------------------------------
91,730 shares of common     The reporting person acquired these shares for
stock held by the reporting investment purposes.
person's wife
--------------------------------------------------------------------------------
1,775,730 shares of         The reporting person acquired these shares for
common stock                investment purposes.
--------------------------------------------------------------------------------

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

     The shares of Common Stock, Series A Convertible Preferred, the warrants and the options described in Item 3 above are the only interest the reporting person has in Isonics Corporation

     The reporting person's aggregate interest and percentage of the class of securities identified pursuant to Item 1 equals 1,923,293 shares and 28.5% respectively.

     The reporting person has no sole voting power, shared voting power, sole dispositive power or shared dispositive power over any securities of Isonics Corporation except the shares of Common Stock and the options described above.

--------
     (1) The predecessor entity to the Company was a general partnership. At the time of incorporation in 1993, the reporting person exchanged his partnership interests for 1,477,296 shares of common stock. In September 1996, the reporting person exercised stock options to acquire 259,175 share of common stock at $0.64 per share. The exercise price of these shares was paid by means of a loan from the Company in the principal amount of the exercise price. In January 2000, the reporting person forfeited 30,437 shares of common stock to pay off the loan plus accrued interest. Also includes 33,333 shares of Common Stock underlying 33,333 shares of Series A Convertible Preferred Stock issued in connection with a second private placement in January 1999 and 36,364 shares granted in the form of a stock bonus in January 1999.

SCHEDULE 13D
CUSIP No.  464895 10 1                                               Page 6 of 6
--------------------------------------------------------------------------------

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     N/A

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: April 21, 2000        By: /s/ Boris Rubizhevsky
            ----------------          ----------------------------------
                                            Boris Rubizhevsky


ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)